UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

March 26, 2014	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors

ANNEX I

ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS OF LISTED PUBLIC LIMITED COMPANIES

ISSUER'S IDENTIFICATION DETAILS

END DATE OF THE REFERENCE YEAR	31.12.2013

CORPORATE TAX CODE (C.I.F.)	A28297059

COMPANY NAME:
PROMOTORA DE INFORMACIONES, S.A.

REGISTERED ADDRESS:
GRAN VIA, 32, MADRID

SPECIMEN ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS OF LISTED PUBLIC LIMITED COMPANIES

A THE COMPANY'S REMUNERATION POLICY FOR THE CURRENT YEAR

A.1 Please explain the company's remuneration policy. This section must include information on:

- **General principles and foundations of the remuneration policy.**
- **The most significant changes made to the remuneration policy as compared with the previous year, as well as the changes made during the year to the conditions for the exercise of options which have already been granted.**
- **Criteria used and make up of comparable business groups whose remuneration policies have been examined to establish the company's remuneration policy.**
- **Relative importance of the variable remuneration components with respect to the fixed ones, and the criteria used to determine the various components of the directors' remuneration package (the remuneration mix).**

Please explain the remuneration policy

The Company Bylaws (articles 19 and 25) and the Regulation of the Board of Directors of PRISA (articles 29, 30 and 31), include the general regime that is applicable to the remunerations of the Directors.

The Board of Directors of PRISA has approved the remuneration policy for 2014, the same included within this general framework and taking into account the following principles:

- o Remuneration of the Directors must be moderate, in due accordance with the market circumstances.
- o The External Director must be remunerated in accordance to said Director's effective dedication.
- o The amount of the remuneration of the Independent Director must be calculated in such a way that it offers incentives for dedication, yet without constituting an obstacle for independence.

Remuneration of the administrators is compatible and independent of their salaries, remunerations, settlements, pensions or compensations of any type that could be established either by a general nature or a singular one for those members of the Board of Directors that hold or perform any remunerated position or post at PRISA or in its controlled companies, be the same of a labour nature or not. Consequently, the remuneration policy for 2014, in like manner to previous years, is different depending on whether it refers to executive or non-executive directors.

The Board of Directors has 11 external non-executive directors and 3 executive directors (the President of the Board of Directors and of the Executive Committee, Mr. Juan Luis Cebrián Echarri, Chief Executive Officer, Mr. Fernando Abril-Martorell Hernández, and the Vice President of PRISA and President of DTS, Distribuidora de Televisión Digital, S.A., Mr. Manuel Polanco Moreno).

As detailed here below, all the directors may receive part of their remuneration by way of Company shares. The standards of conduct at PRISA establish the obligation to inform the Secretary General on any type of operation that has Company securities as an object. Likewise, a series of restrictions exist for execution of transactions over said securities for all those directors and directors that have privileged information available.

1. Remuneration policy of the non-executive directors:

The General Shareholders' Meeting, held on November 27 of 2010, established a fixed maximum remuneration of 2,000,000 Euros for the Board of Directors. Article 19 of the Company Bylaws foresees that, with reason of the annual approval of accounts, the General Meeting may modify the limits of the directors' remunerations.

Upon the proposal of the Appointments and Remunerations Committee, this maximum limit has not been updated since it was established and it will likewise not be updated for the year 2014.

Likewise, included within the limits that the General Meeting is to establish for said maximum remuneration, the Board of Directors is authorized to agree on the terms under which the remunerations are to be shared out to the different directors. According to that foreseen in article 19 of the Company Bylaws, remuneration of the different directors will be different in due accordance to their post and their services in the Board committees and will be compatible with the payment of allowances per attendance to the meetings.

The remuneration policy for non-executive directors for the year 2014 has been established in the following remuneration concepts, which have not undergone any variation whatsoever with regards to the year 2013:

i. Annual fixed remuneration per participation in the Board of Directors, paid-up to each one of the external directors, upon their choice, either fully in cash or 60% cash and 40% in PRISA shares.

ii. Annual fixed remuneration per participation in the different Board Committees (Executive Committee, Audit Committee, Appointments and Remunerations Committee and Corporate Governance Committee), which will be paid-up in cash. The amount is different for the Presidents of the Committees and for the members.

   Up until the year 2013, assigning of shares to the directors was covered in the agreement that was settled on by the Company's Extraordinary Meeting held on November 27 of 2010, which authorized a remuneration system consisting in assigning of shares and/or options over the Company's shares, this for the Directors and Directors of the PRISA Group during the years 2010, 2011, 2012 and 2013.

   In the next Shareholder's Meeting that is to be held in 2014, PRISA's Board of Directors will propose the endorsement of a similar agreement that, within the framework of the Company's remuneration policy, will expressly allow non-executive directors to continue enjoying the option of receiving part of their fixed remunerations in the year 2014 and following years by way of assigning of Company shares.

iii. Allowances per attendance to the meetings of the Board of Directors and its Committees, which will also be paid-up in cash.

The Audit, Appointments and Remunerations and Corporate Governance Committees do not count with the participation of executive directors.

Apart from the above-outlined remunerations, PRISA's Directors may accrue other fees per their participation in the Management Boards of other companies pertaining to the PRISA Group, this in conformity with their respective Company Bylaws, as in fact has indeed occurred.

2. Remuneration policy of the executive directors:

Executive directors will not receive any amount due to concepts that are foreseen in the previous section (fixed remuneration per participation in the Board and in its Committees, and allowances per attendance to the meetings of said bodies).

Remuneration of the executive directors is determined by their respective contracts, which each one of them holds with the Company and that will be duly analyzed in detail in the following sections.

In general terms the remuneration concepts corresponding to the executive directors are those following:

i. Fixed salary.

ii. Variable remuneration.

iii. Social benefits (Life Insurance Policy, Accident Insurance Coverage and Medical Insurance).

In that pertaining to the relative importance of the variable remuneration concepts with regards to fixed concepts (the "remuneration mix", for determination of which the fixed 2014 remuneration has been taken into consideration, the annual target variable remuneration for 2014 and annualized long-term variable remuneration corresponding to 2014), the same are as follows with regards to each one of the executive directors:

i. Mr. Juan Luis Cebrián Echarri's (Executive President of the Board of Directors and its Executive Committee) remuneration mix corresponds to 40% of fixed remuneration, 40% of annual variable remuneration and 20% of long-term variable remuneration.

ii. Mr. Manuel Polanco Moreno's (Vice President of PRISA and President of DTS, Distribuidora de Televisión Digital, S.A.) remuneration mix corresponds to 63% of fixed remuneration and 37% of annual variable remuneration.

iii. Mr. Fernando Abril-Martorell Hernández's (Chief Executive Officer) remuneration mix corresponds to 18% of fixed remuneration and 82% of annual variable remuneration. 71.4% of Mr. Abril-Martorell's annual variable remuneration is paid-up by way of assigning of Company shares, this with the goal of aligning his interests with those of the Company's shareholders and thus award creation of value that is sustained over time.

The Board of Directors, upon the proposal of the Remunerations Committee, will review the remuneration policy on an annual basis. Criteria followed to determine the different components of the remuneration package are defined in virtue of the strategic goals defined by the Board of Directors, best market practice and the legislation that is enforced at each given moment.

A.2 Information on the preparation work and the decision-making process followed to establish the remuneration policy and, where applicable, the role played by the Remuneration Committee and other control bodies in the structure of the remuneration policy. This information will include, where applicable, the mandate and make up of the Remuneration Committee and the identity of the external directors whose services have been used to establish the remuneration policy. The nature of any directors who have been involved in the establishment of the remuneration policy must also be specified.

Please explain the process for establishing the remuneration policy

Preliminary work:

The Remuneration Policy is approached, in the first instance, by a working group made up of professional people from PRISA's Human Resources Department and General Secretariat who study and take into consideration the applicable legal framework, the internal statutory and reglamentary regulation, recommendations and best practices in the subject, the structure of the administration body, contract conditions of executive directors and the company's requirements.

Definition and proposal of the Remuneration Policy by the Appointments and Remuneration Committee:

As from this preliminary work, the Appointments and Remuneration Committee defined and proposed the 2014 remuneration policy.

The functions of the Appointments and Remuneration Committee in these matters are defined in the PRISA Board of Directors' Regulation, in whose article 25, the following responsibilities are assigned thereto:

i. "To propose to the Board of Directors: i) Directors' remuneration system, ii) the amounts and/or limits for each remuneration item corresponding to Directors, depending on dedication to the Board and its Commissions, iii) the individual remuneration of executive Directors and the other contract conditions and iv) the report on the remuneration policy for Directors and senior management.

ii. To approve the goals associated to variable remuneration of the executive directors and/or managers.

iii. To propose to the Board of Directors the remuneration system of PRISA and its subsidiaries' senior management and inform the Board as to the payment of the latter's' variable remuneration as well as the payment of other incentive plans earmarked thereto.

iv. To watch over compliance with the remuneration policy established by the Company".

The Appointments and Remuneration Committee is formed by 2 external independent directors (its President, Mr. Gregorio Maranon y Bertrán de Lis and Mr. Alain Minc) and by a nominee director (Mr. Borja Pérez Arauna).

Mr. Martin Franklin, a director representing significant shareholdings, was a member of this Committee until 18 December 2013 when he tendered his resignation as a Director. Mr. Alain Minc, an external independent director was appointed as a member of the Appointments and Remuneration Committee as his replacement on that same date.

Approval of the Remuneration Policy by the Board of Directors:

The 2014 Remuneration Policy was approved by the Board of Directors (with the active participation of all its members) at the proposal of the Appointments and Remuneration Committee.

In addition, the Board approved the individual remuneration of the executive directors and the other conditions in their contracts.

The Board's powers in these matters are shown in article 5 of the PRISA Board of Directors' Regulation.

The General Meeting of Shareholders' approval with a consultative nature.

Finally, in accordance with the provisions of article 61 ter of the Securities Market Act and of article 12.2 of Order ECC/461/2013, this Report on the Remuneration Policy, whose complete text will be placed at the disposal of shareholders, will be submitted to the consultative approval of the Ordinary Meeting of Shareholders to be held in 2014.

External Advisory Service.

The external advisory service of the consultants, Towers Watson, has been contracted for defining certain aspects of the Remuneration Policy. The Company has had the cooperation of KPMG Abogados for drawing up this report.

The process followed ensures that the Company's remuneration policy lines up with the principles as determined by the Board of Directors and with the long term sustainability of the business in complying with the formal requirements set down by the applicable rules. With all this process, the Company will have a solid Remuneration Policy backed by the Company's different governing bodies which defend the Company's interests and seeks to line up with its shareholders' interests

A.3 Please state the amount and nature of the fixed components, including a breakdown, where applicable, of the remuneration given for the performance of the executive directors' senior management functions, the additional remuneration given for the performance of the duties of the Chairman or member of any committee of the Board, for expenses resulting from membership of the Board and its committees, and any other fixed remuneration as director, as well as an estimate of the annual fixed remuneration to which they give rise. Please identify any other benefits that are not paid in cash and the main criteria on the basis of which they are given.

Please explain the fixed components of the remuneration

As pointed out in section A.1 above, the remuneration items the directors earn are different depending on whether they are executive or non executive directors.

1. Fixed components of non executives' remuneration:

i. Remuneration for taking part in the Board of Directors: remuneration in this respect is 75,000 euros per year. This amount is paid to each external director at their election, in full in cash or 60% in cash and 40% in PRISA shares. When the director chooses partial payment in PRISA shares, the latter are handed over quarterly. The cash remuneration is paid monthly.

ii. Remuneration for participating in the Delegated Commission: remuneration in this respect is 75,000 euros per year which is paid in cash monthly.

iii. Remuneration for taking party in Auditing, Appointments and Remuneration and Corporate Governance Committees: remuneration in this respect is 19,000 euros per year for their Presidents and 9,500 euros per year for members, which are paid in cash monthly.

The total amount estimated for 2014 for the foregoing three items is approximately 1,333,000 euros and, therefore, the limit of 2,000,000 euros as set by the General Meeting of Shareholders held on 27 November 2010 is not exceeded (see section A.1 of this report).

iv. Allowances for attending Board Meetings and Meetings of its Committees: allowances are different for committee Presidents and for members and are paid in cash.

The total amount estimated in this respect for 2014 is approximately 385,000 euros

2. Fixed components of executive directors' remuneration:

As pointed out earlier, executive directors do not receive any remuneration at all for belonging to the Board of Directors and its Committees: they are only paid for their executive and senior management functions, a fixed annual remuneration in cash determined by their respective contracts which, in 2014, will be as follows:

i. Mr. Juan Luis Cebrián Echarri (Executive President of the Board of Directors and its Delegated Committee): 1,000,000 euros.

ii. Mr. Manuel Polanco Moreno (Vice-president of PRISA and President of DTS, Distribuidora de Televisión Digital, S.A.): 460,420 euros

Mr. Manuel Polanco Moreno's fixed remuneration is paid by DTS, Distribuidora de Televisión Digital, S.A. ("DTS") in his capacity as President of that company's Board of Directors.

iii. Mr. Fernando Abril-Martorell Hernández (Managing Director): 666,642 euros.

A.4 Please explain the amount, nature and main characteristics of the remuneration systems' variable components.

In particular:

- **Please identify each of the remuneration plans applicable to the directors, their scope, their date of approval, their date of implementation, their validity period and their main characteristics. In the case of share option plans and other financial instruments, the general characteristics of the plan must include information on the conditions for the exercise of such options or financial instruments for each plan.**
- **Please indicate any remuneration consisting of profit share or bonuses, and the reason why they were granted.**
- **Please explain the main criteria and principles of any annual bonus system.**
- **The categories of directors (executive directors, external directors representing substantial shareholders, independent external directors or other external directors) in receipt of remuneration systems or plans that include a variable remuneration component.**
- **The basis of such variable remuneration systems or plans and the chosen criteria for the assessment of performance, as well as the assessment methods and components used to establish whether or not such assessment criteria have been met, and an estimate of the absolute amount of variable remuneration that would result from the current remuneration plan, on the basis of the extent to which the hypotheses or goals that may be taken as reference are fulfilled.**

- **Where applicable, you must state the periods of deferment or postponement of payment that may have been established and/or any retention periods there may be for shares or other financial instruments.**

Please explain the variable components of the remuneration systems

Only the policy of compensations of the executive directors includes, apart from a fixed remuneration, variable compensations, which are as follows:

1. Short-term variable remuneration (annual):

Annual variable remuneration consists in a bonus system that refers to 100% compliance of the management goals. These goals are approved on an annual basis by the Appointments and Remunerations Committee for the management team; in the case of the executive directors, approval corresponds to the Board of Directors, upon the proposal of said Committee. The target bonus, in the case of the executive directors, is that agreed upon in their respective contracts.

100% of the fixed amount as a target bonus for each beneficiary will accrue in the case of consecution of 100% of the established goals.

The quantitative goals refer to the Consolidated Group and, if the case was to be as such, to the business unit in which the beneficiary of the system is performing his functions. The metrics of reference for determination of the quantitative goals are different depending on whether the beneficiary provides his services in the Corporate Centre or in a Business Unit, even though have different weights and they are interrelated.

For the year 2014, the goals of a quantitative and qualitative nature weigh-in as follows:

Executive directos	Quantitative goals	Qualitative goals
Mr Juan Luis Cebrián Echarri (Executive President)	60%	40%
Mr Manuel Polanco Moreno (Vice President)	80%	20%
Mr Fernando Abril-Martorell (Chief Executive Officer)	70%	30%

The quantitative goals of the annual bonus are directly linked with a scale of compliance that links the degree of consecution of the goals with the percentage of incentive that is applicable over the minimum amount of the variable bonus that is established at the beginning. Independent metric scales have been established and minimum compliance in each one of the metrics is exacted for integration of the annual bonus. Maximum payment stands at 140% of all the metrics except transformation incomes, maximum payment level of which stands at 150%.

The qualitative part of the annual bonus will allow evaluators to assess the performance negatively when considered that the executive director has taken excessive risks and assess the level of achievement of strategic plans, budgets, refinancing, and in particular the milestones planned and debt reduction

Determination of the bonus for the year 2014 will be made by using a system of independent metrics, with a maximum of six indicators or quantitative goals, with application to each one of them of a goal achievement scale. Annual quantitative goals are established on an annual basis. For the year 2014 these are as follows:

Goal	Mr Juan Luis Cebrián Echarri (Executive President)	Mr Manuel Polanco Moreno (Vice President)	Mr Fernando Abril-Martorell Hernández (Chief Executive Officer):
1	Basic Cash Flow of the Group	Basic Cash Flow of the Group	Basic Cash Flow of the Group
2	Transformation Incomes	Transformation Incomes	Transformation Incomes
3	N.A	Basic Cash Flow of DTS	N.A
4	N.A	Income from Canal + subscribers	N.A
5	N.A	Subscribers Yomvi	N.A
6	N.A	Arbitration agreement and payment	N.A

Payment of the annual bonus is made per previous year, therefore the bonus that is accrued in the year 2014 by the executive directors, in conformity with the above-outlined standards and determined by the Board of Directors, upon the proposal of the Appointments and Remunerations Committee, will be paid-up in the

following manner: i) the bonus for the Executive President, Mr. Juan Luis Cebrián Echarri, will be fully paid-up in cash (in the year 2015); ii) in the year 2015 the Chief Executive Officer, Mr. Fernando Abril-Martorell Hernández will receive part of his bonus in cash and part in PRISA shares; and iii) the bonus for the Vice President, Mr. Manuel Polanco Moreno, will be fully paid-up in cash in the year 2015.

At the next General Board Meeting, to be held in the year 2014, PRISA's Board of Directors will propose the endorsement of an agreement that, within the framework of the Company's remuneration policy, will allow for assigning of shares to the directors and executives in the year 2014 and following years.

As already outlined, the executive directors have a variable target remuneration, annual determination of which is made in accordance to the consecution of quantitative goals (80%-60%) and qualitative goals (40%-20%), with this concept being duly determined by their respective contracts and in the year 2014 will reach the following amounts:

i) Mr. Juan Luis Cebrián Echarri (Executive President of the Board of Directors and its Executive Committee): 1,000,000 Euros.

ii) Mr. Manuel Polanco Moreno (Vice President of PRISA and President of DTS, Distribuidora de Televisión Digital, S.A.): 275,000 Euros.

iii) Mr. Fernando Abril-Martorell Hernández (Chief Executive Officer): 850,000 Euros in cash and 2,125,000 Euros in shares.

3. Variable multi-annual remuneration:

(i) The Company's remuneration policy based on providing incentives and generating loyalty among the members of the Management Team included a Long Term Incentive Programme (ILP) of a multi-annual nature with overlapping cycles. Of the three executive directors, only Mr. Manuel Polanco Moreno was a beneficiary of the same.

PRISA's Shareholder's Meeting held on June 22 of 2013 authorised the Board of Directors, under the eleventh point of the agenda, to start-up a new long term incentive programme for the PRISA Group's management team, the same consisting in the payment of cash and assigning of Company shares, under the terms approved by the Board itself, and that would be applicable during the years 2013 through 2015 (the "2013-2015 ILP"), therefore replacing and rendering without effect the third cycle (2013-2015) of the ILP approved in 2011. The Board of Directors has not made use of the mentioned authorisation to start-up the "2013-2015 ILP", therefore, the mentioned agreement of the Board has been rendered without effect.

At the next Shareholder's Meeting that is to be held in the year 2014, PRISA's Board of Directors, upon the proposal of the Appointments and Remunerations Committee, will propose the endorsement of a new Long Term Incentive Programme that may include any of the executive directors amongst its beneficiaries.

(ii) In conformity with the terms of his contract with the Company, Mr. Juan Luis Cebrián Echarri will enjoy the right to receive a variable multi-annual incentive in January of 2016, the same payable in PRISA shares, for an equivalent value of 1,000,000 €, subject to (i) his permanence as Executive President of PRISA until January 1 of 2016 and (ii) compliance on his part of the Company's strategic goals that have been established by the Board of Directors. The goals of this multiannual incentive will be the basic Cash Flow of the Group and the incomes of Group's transformation joined in 2014 and 2015, with a weighting of 60% and, on the other hand, the implementation of strategic plans, budgets and refinancing of the company with a 40% weighting. Compliance with the Milestone 1 of the refinancing of the Company, will be a mandatory requirement for the accrual of 40% of the multi-annual variable remuneration.

(iii) Mr. Fernando Abril-Martorell will not currently receive any type of variable multi-annual remuneration.

A.5 Please explain the main characteristics of the long-term savings systems, including retirement and any other survival benefits, financed partly or fully by the company, regardless of whether they are provided internally or externally, with an estimate of their amount or equivalent annual cost, indicating the type of plan, whether it is contribution-based or a specified-benefit plan, the conditions for the vesting of the financial rights in favour of the directors, and its compatibility with any kind of compensation for

early termination or termination of the contractual relationship between the company and the director.

Please also state the contributions in favour of the director to specified-contribution pension plans; or the increase in the director's vested rights, in the case of contributions to specified-benefit plans.

Please explain the long-term savings systems

According to the terms of the contract signed with the Company which came into force on 1 January 2014 (see section A.7), the Executive President, Mr. Juan Luis Cebrián Echarri, will be entitled as from fiscal 2014, to an annual remuneration of 1,2000,000 euros in respect of a retirement bonus .The Company will, in this way, make an accelerated endowment from a provision system for its leading executive, as per market practice in Spain , which he lacked up to now, taking into consideration the dedication of a full professional career in the Group and the usual range in the plans for a defined provision.

The retirement bonus will be fully paid to Mr. Cebrián when his contract concludes and will be consolidatable, even in the event of an anticipated contract cancellation. Should his contract be anticipatedly cancelled at the Company's will, Mr. Cebrián will only collect full payment of his retirement bonus as an indemnity.

As indicated in section A.7 below, should the non competition agreement laid down in his contract not be complied with, Mr. Cebrián will be obliged to return to the Company the amount he had received in respect of his retirement bonus.

A.6 Please indicate any amounts of compensation paid or agreed in the event of the director's dismissal as director.

Please explain the amounts of compensation

Acknowledging executive directors' entitlement to compensation in certain cases of anticipated termination of their executive functions forms part of the Company's remuneration policy. Their respective contracts establish the commitments as taken on by the Company with executive directors:

In the event of unilateral dismissal at the simple will of the Company, the contract signed with the Executive President, Mr. Juan Luis Cebrián Echarri provides for his collecting only the full amount of his retirement bonus as compensation and this will not be compatible with any other type of compensation.

In the event of unilateral dismissal at the simple will of the Company or its failure to comply, the contract signed with the Managing Director, Mr. Abril-Martorell Hernández provides for his entitlement to gross compensation of a year's pay of the latest fixed and variable remuneration paid. The last remuneration paid will be taken as the basis for calculating such.

In the event of unilateral dismissal at the simple will of the Company or its failure to comply, the contract signed with the Vice-president, Mr. Manuel Polanco, provides for his entitlement to a payment of compensation equivalent to twelve months of the latest fixed and variable remunerations. In any of the compensation cases, the latest fixed and variable remunerations collected by Mr.Polanco will be calculated.

A.7 Please indicate the terms that must be adhered to in the contracts of those persons who hold senior management positions as executive directors. Among others, you must state the duration, the limits on the amounts of compensation, the minimum-stay clauses and notice periods, as well as the payment of compensation in lieu of such notice, and any other clauses relating to signing-on bonuses, as well as compensation or golden parachute clauses for early termination or termination of the contractual relationship between the company and the executive director. Please include, among others, any no-competition, exclusivity, minimum stay or loyalty covenants or agreements and any post-contractual non-competition covenants or agreements.

Please explain the terms of the executive directors' contracts			
	President **Mr. Juan Luis Cebrián Echarri**	**Vice President** **Mr. Manuel Polanco Moreno**	**Chief Executive Officer** **Mr. Fernando Abril- Martorell**
Duration	Up until December 31 of 2018.	Open-ended.	Open-ended.
Advance notice upon the request of the director	Three (3) months. Obligation to pay the Company the remuneration corresponding to the breached advanced notice period. Payment of the retirement bonus.	Three (3) months.	Three (3) months. Obligation to pay the fixed remuneration corresponding to the breached advanced notice period.
Compensation per termination of the contract upon the request of the Company	Retirement bonus	Three (3) month advance notice. Compensation equivalent to twelve (12) months of the last fixed and variable remunerations	Three (3) month advance notice. Compensation equivalent to an annuity of the last paid fixed and variable remuneration.
Exclusivity and no-competition covenants	Exclusivity while occupying the executive presidency (compatible with the performance of other posts within the PRISA Group), literary or artistic activities, activities of a teaching or academic type (classes, conferences, etc.), administration of personal assets and the responsibilities involved in being an administrator in family companies or non-profit organisations and, in particular, those derived from his capacity as member of the Royal Spanish Academy. General prohibition of competition at the moment of passing over to exercising of the Group's non-executive presidency.	Exclusivity during the contract validity period and general prohibition of competition.	Exclusivity during the contract validity period, save express authorisation from the Board of Directors, and specific prohibition of no-competition, save companies that are exempt in the contract itself.
Post-contractual no-competition	Four (4) years Spanish or foreign companies, activity of which is identical or similar to those making up the companies of the PRISA Group, in particular the activity of PRISA. Commitment to not contract any person that belongs or has belonged to the PRISA Group staff in the twelve (12) months prior to the date of contracting; and of not contributing to any worker of the PRISA Group abandoning the same. Compensation: retirement bonus. Breach: obligation to reimburse the amount received in the concept of retirement bonus.	One (1) year. Companies of the competition. Breach: obligation to compensate with an amount equal to six (6) monthly payments of the salary that is received on the date of the termination.	One (1) year Spanish or foreign companies, activity of which is identical or similar to those making up the companies of the PRISA Group. Commitment to not contract any person that belongs or has belonged to the PRISA Group staff in the twelve (12) months prior to the date of contracting; and of not contributing to any worker of the PRISA Group abandoning the same. Compensation: six (6) monthly payments of the last gross salary of a fixed nature, payable in amounts equal to the length of the period of duration of the no-competition covenant. Breach: obligation to reimburse the amount of the compensation and, also, compensation in an amount equal to nine (9) monthly payments of the above-outlined fixed remuneration.

A.8 Please explain any additional remuneration payable to the directors as consideration for any services rendered other than those inherent in their position.

Please explain the additional remuneration

Mr. Gregorio Marañón y Bertrán de Lis provides legal advisory services to the Company for an annual amount of €90,000

A.9 Please specify any remuneration in the form of advances, loans and security granted, stating the interest rate, their fundamental characteristics and the amounts eventually paid back, as well as the obligations assumed on their behalf by way of security.

Please explain the advances, loans and security granted

In fiscal 2013, Mr. Juan Luis Cebrián received an interest free 50,000 euro advance payable in 2014, on account of the 2013 variable remuneration.

A.10 Please explain the main characteristics of the in-kind remuneration.

Please explain the in-kind remuneration

1. Life or accident insurance and health insurance.

   Promotora de Informaciones, S.A. has a policy signed with an insurance company, covering all contingencies of death for any cause, absolute disablement and full permanent disablement through an accident with capital equivalent to a total remuneration of the beneficiary (remuneration collected the previous year), extra capital in the event of accidental death or absolute disablement because of an accident and extra capital in the event of death in a traffic accident.

   Only the executive directors, Mr. Juan Luis Cebrián Echarri and Mr. Fernando Abril-Martorell Hernández on the Company's Board of Directors are beneficiaries of this policy. The main risk of death has a limit of 75 years and the supplementary risks with extra capital have an age limit of 65 years.

   In addition, DTS, Distribuidora de Televisión Digital, S.A. has a policy signed with an insurance company covering contingencies of death for any cause and absolute permanent disablement with capital equivalent to a full year's remuneration pay of the beneficiary (remuneration collected the previous year), with extra capital in the event of death through an accident and other extra capital in the event of death in a traffic accident. PRISA's executive director, Mr. Manuel Polanco Moreno is this policy's beneficiary.

   Likewise, within the policy applicable to all its managers, the Group has private health insurance with the cost return method. The executive directors, Mr. Juan Luis Cebrián Echarri, Mr. Fernando Abril-Martorell Hernández and Mr. Manuel Polanco Moreno and the non executive director Mr. Gregorio Marañon y Bertrán de Lis within the Company's Board of Directors benefit from this insurance as well as their core family whilst respecting the age limits appearing in the relevant policy.

2. House rental:

   In the case of Mr. Juan Luis Cebrián Echarri, the usual place where services will be provided will be in Madrid, to which effects, the Company will place a residence at his disposal if he so requires, whose rental does not exceed 50,000 euros a year.

A.11 Please state the remuneration accrued for the director pursuant to the payments made by the listed company to a third party entity for which the director provides his services, when the goal of such payments is to pay for the latter's services at the company.

Please explain the remuneration accrued for the director pursuant to the payments made by the listed company to a third party entity at which the director provides his services

Does not apply

A.12 Any other remuneration component other than the above, regardless of its nature or the identity of the group that pays it, especially when it is considered a related transaction or its issue distorts the true picture of the total remuneration earned by the director.

Please explain the other remuneration concepts

Does not apply

A.13 Please explain the steps taken by the company in relation to the remuneration system to reduce its exposure to excessive risks and adjust it to the company's long-term interests, goals and values. This must include, where applicable, references to: the measures envisaged to ensure that the remuneration policy takes into account the company's long-term results, measures that provide an appropriate balance between the fixed and variable components of remuneration, measures taken in relation to those categories of staff whose professional activities have a material impact on the entity's risk profile, recovery clauses or formulae to enable it to clgoal the return of the results-based variable elements of remuneration when such components have been paid on the basis of information whose inaccuracy has been subsequently clearly proven, and measures put in place to avoid conflicts of interest, where applicable.

Please explain the actions taken to reduce risks

A variable remuneration system is defined annually in attention to formal procedures for determining the amounts to be paid to Executive Directors. The goals are previously set in writing and on the basis of results matched to the risk, audited and approved by the Board.

All variable remunerations have fixed maximum payment amounts.

Quantitative goals have been set linked to independent measurement goals with a weight of between 80% and 60%: (i) the Basic Cash Flow, with a minimum achievement of 80% of the goal, to which would correspond a payment of 50% of the target amount and a maximum level of achievement with a 120% of the goal to which would correspond a payment of 140% of the target amount; (ii) transformation income, with a scale of achievement with a minimum achievement of 80% of the goal, to which would correspond a payment of 50% of the target amount, and a maximum level of fulfilment of 120% of the goal, which would correspond to a payment of 150% of the target amount. The intermediate points for both indicators will be calculated by interpolation and (iii) a qualitative assessment with a with a weight of between 40% and 20% linked to the assessment of personal performance which the Board of Directors makes at the proposal of the Appointment and Remuneration Committee.

This qualitative assessment would allow the assessors to negatively evaluate the performance when it is considered that the executive director has taken on excessive risks and assess the level of achievement of strategic plans, budgets, refinancing, and in particular the planned milestones and debt reduction

The executive director, Mr. Manuel Polanco Moreno has a model based on the same principles as the executive directors, Mr. Juan Luis Cebrián Echarri and Mr. Fernando Abril-Martorell Hernández. The difference is that one part is linked to the Group's results and the other to those of the business unit of which he is President.

There are no additional formulas, apart from those defined, such as specific clauses for recouping or for claiming the variable components of the remuneration based on inaccurate measurement of results.

B REMUNERATION POLICY ENVISAGED FOR FUTURE YEARS

B.1 Please provide a general forecast of the remuneration policy for future years that describes such policy in relation to: fixed components and allowances and variable components, the relationship between remuneration and results, welfare systems, terms of the executive directors' contracts, and the most significant changes to the remuneration policy envisaged with respect to previous years.

General forecast of the remuneration policy

At the proposal of the Appointments and Remuneration Committee, the Board of Directors approved the 2014 remuneration policy. The provision for the remuneration policy for subsequent fiscal years is to adapt the current directors' remuneration policy to the strategic targets defined by the Board of Directors, to the best market practices and to the legislation in force at all times.

Moreover, attempts will be made to improve compensation systems linked to annual and multiannual performance with special emphasis on the long term value return for the shareholder.

Another point deemed highly relevant to be taken into account in future adjustments to be made to the Group's remuneration policy is to continue improving and to seek the balance deemed adequate at all times between short and long term variable remuneration. Criteria for determining this mix will be both external (market practice) and internal (internal equity). Adjustments to the Group's variable remuneration models will seek to avoid their payment in the event of bad performances, and its maxim is to avoid "paying for failure".

Fixed remuneration will be worked on together with the foregoing items. Such must be sufficiently competitive to avoid excessive risk taking. To this effect, the criteria for determining fixed remuneration will also take internal and external criteria into account.

It is intended to continue improving the clarity of information furnished to shareholders with the purpose of making the Company's compensation practices more understandable.

B.2 Please explain the decision-making process for the configuration of the remuneration policy planned for future years and, where applicable, the role played by the remuneration committee.

Please explain the decision-making process for the configuration of the remuneration policy

Until the Company's internal regulation is amended (Company Bylaws and Board of Directors Regulation), the decision making process with respect to future remuneration policies will be identical to that explained in section A.2 of this report, with the sole exception that the Company will turn to outside advisory services only when it deems fit.

B.3 Please explain the incentives created by the company in the remuneration system to reduce its exposure to excessive risks and adjust it to the company's long-term interests, goals and values.

Please explain the incentives created to reduce risks

PRISA's Shareholders' Meeting held on 22 June 2013 authorised a new long term incentives plan to be implemented by the Board of Directors under the eleventh point of its agenda for the PRISA Group's management team, consisting of providing cash and Company shares, in the terms as approved by the said Meeting, that would be applicable during fiscal 2013 to 2015 (the" 2013-2015 LTIP") which replaced the third cycle (2013-2015) of the LTIP approved in 2011.

The Board of Directors did not make use of the authorisation to set in motion the" 2013-2015 LTIP" and, therefore, the Meeting's agreement became ineffective and, at the proposal of the Appointments and Remuneration Committee, will set before the next Ordinary Meeting of Shareholders to be held in 2014, the adoption of a new Long Term Incentive Plan.

Finally, the Board of Directors approved Mr. Cebrián's multi-annual variable remuneration targets subject to his remaining as Executive President until 1 January 2016 (see sections A.4 and A.13 above).

C GENERAL SUMMARY OF HOW THE REMUNERATION POLICY WAS APPLIED DURING THE YEAR JUST ENDED

C.1 Please provide a summary of the main characteristics of the structure and remuneration components of the remuneration policy applied during the year just ended, which gives rise to the breakdown of the individual remuneration earned by each of the directors shown in section D of this report, as well as a summary of the decisions taken by the Board for the application of such components.

Please explain the remuneration components and structure of the remuneration policy applied during the year

The remuneration policy actually applied during fiscal 2013 responds to that approved and provided for that fiscal year by the Board of Directors, at the proposal of the Appointments and Remuneration Committee which was submitted to a vote, consultative in nature, under the thirteenth point of the agenda of the Ordinary Meeting of Shareholders held on 22 June 2013.

A summary of the items which made up the directors' remuneration package in fiscal 2013 is given hereafter:

Non-executive directors

Non-executive directors earned a fixed annual remuneration, for participating on the Board of Directors and, depending on the case, remuneration for participating on the different Board Committees (Delegated Commission, Auditing Committee, Appointments and Remuneration Committee and Corporate Governance Committee). They also received allowances for attending meetings of the Board and its Committees.

Likewise, Mr. Gregorio Marañón Bertrán de Lis received 22,166.67 euros fixed assignment for his participation on the Board of Directors and Committees of Prisa Televisión S.A.U and Ms. Arianna Huffington received 48,968 euros fixed assignment for her participation on the Board of Directors of Diario El Pais S.L.

Executive Directors

i. Remuneration earned by the President of the Board of Directors and the Delegated Commission, Mr. Juan Luis Cebrián Echarri.

   Mr. Cebrián earned a fixed annual remuneration in cash and a variable annual remuneration payable in cash and through shares.

ii. Remuneration earned by the Managing Director, Mr. Fernando Abril-Martotell Hernández:

   Mr. Abril-Martorell Hernández earned a fixed annual remuneration in cash, a variable annual remuneration depending on targets, payable in cash and through Company shares.

iii. Remuneration earned by the Vice-President of PRISA and President of DTS, Distribuidora de Televisión Digital, Mr. Manuel Polanco Moreno:

   Mr. Polanco earned a fixed annual remuneration in cash and, in addition, a variable annual remuneration depending on targets, payable in cash. Furthermore, in connection with the variable multi-annual remuneration, see section A.10 of this report.

Annual variable remuneration earned in 2013 and payable in 2014 has quantitative targets, weighting 80% and qualitative targets weighting 20%. The quantitative targets refer to the Consolidated Group and, where appropriate, to the business unit where the system's beneficiary performs his functions. The reference metrics

for determining the quantitative targets are different depending on whether the beneficiary provides his services in the Corporative Centre or in a Business Unit, although they are interrelated.

The amount of annual bonus is directly linked with a fulfilment scale linking the degree of target achievement with the percentage of incentive applicable to the minimum variable bonus amount established at the beginning. Separate metric scales were established and a minimum of fulfilment is required in each of the metrics for integrating the annual bonus.

As far as determining the 2013 bonus is concerned, this system of separate metrics was used with a maximum of five indicators or quantitative targets, to each of which a scale of target achieving is applied. The added weighting of the said indicators is 80% for achieving 100% of the targets set. In addition, there is a qualitative target with a 20% weighting, which is determined by the Board of Directors at the proposal of the Appointments and Remuneration Committee.

The annual bonus is paid in arrears and, therefore, the bonus earned in fiscal 2013 by executive directors, according to the aforementioned rules, determined by the Board of Directors at the proposal of the Appointments and Remuneration Committee will be paid as follows:

i. The Executive President, Mr. Juan Luis Cebrián Echarri's bonus, will be partially paid in cash (in fiscal 2014) and partially in PRISA shares (which will be delivered in January 2016).

   The remuneration earned by Mr. Juan Luis Cebrián Echarri for achieving the Company's goals was 31.58%: 0% for achieving basic Cash Flow, 11.58% for transformation income and 20% in connection with qualitative assessment.

   The target in cash comes to 1,200,000 and 1,800,000 variable remuneration in shares. The added achievement amount for both items resulting from applying the goals approved by the Board came to 947,359 euros. The resulting variable remuneration in shares is 568,415 euros (the amount of the variable remuneration in shares will be paid net of taxes). The difference up to 947,359 euros would have been for the variable remuneration in cash, 378,944 euros. However, Mr Juan Luis Cebrián's new contract establishes that the Variable Remuneration in cash earned in fiscal 2013 will be at least 600,000 euros should the target achievement determined be lower.

ii. The Managing Director, Mr. Fernando Abril-Martorell Hernández will collect part of his bonus in cash in 2014 and part in PRISA shares.

   The remuneration earned by Mr. Fernando Abril-Martorell Hernández for achieving Company targets came to 31.58%, 0% for basic Cash Flow Achieving, 11.58% for transformation income and 20% in relation to qualitative assessment.

   The target in cash comes to 850,000 and 2,125,000 variable remuneration in shares. The added achievement amount for both items resulting from applying the goals approved by the Board came to 939,465 euros. The resulting variable remuneration in shares is 671,046 euros. The difference up to the 939,465 euros would be for the variable remuneration in cash, 268,418 euros.

iii. The Vice-president, Mr. Manuel Polanco Moreno's bonus will be paid in full in cash in 2014.

   The remuneration earned by Mr .Manuel Polanco Moreno for achieving the 2013 targets depending on the level of aggregate achievement of the goals of PRISA and DTS came to 26.17%: 2.89% for achieving the Group's targets, 3.27% for achieving the DTS targets and 20% for the qualitative assessment.

   The target comes to 27,000 euros and the aggregate achievement amount is 71,957 euros.

   In addition, Mr. Manuel Polanco Moreno was a beneficiary of the first 2011-2013 cycle. This first cycle, covering the 2011-2013 period, is paid by delivering shares depending on the target fulfilment during fiscal 2011 and remunerates, in addition, his remaining in the Group for a period of three years. This first LTIP cycle (2011-2013) will be paid in fiscal 2014. The target amount for Mr. Manuel Polanco Moreno was 379,262 euros and his level of achievement was 304,358 euros. The number of theoretical shares earned comes to 356,892. The amount in shares will be adjusted depending on the payment on account they involve. In any event, a lower amount of shares will be delivered.

The delivery of shares to executive directors in part payment of variable remuneration, was covered in the agreement adopted by the General Meeting of Shareholders held on 27 November 2010, which authorised a remuneration system consisting of providing Company shares and/or share options for the PRISA Group's Directors and managers during fiscal 2010, 2011, 2012 and 2013.

D BREAKDOWN OF THE INDIVIDUAL REMUNERATION ACCRUED FOR EACH OF THE DIRECTORS

Name	Type	Period Accrued
EMMANUEL ROMAN	Independent	From 01/01/2013 to 31/12/2013
HARRY SLOAN	Independent	From 01/01/2013 to 18/12/2013
ERNESTO ZEDILLO PONCE DE LEÓN	Independent	From 01/01/2013 to 31/12/2013
JUAN LUIS CEBRIÁN ECHARRI	Executive	From 01/01/2013 to 31/12/2013
MANUEL POLANCO MORENO	Executive	From 01/01/2013 to 31/12/2013
FERNANDO ABRIL-MARTORELL HERNÁNDEZ	Executive	From 01/01/2013 to 31/12/2013
JUAN ARENA DE LA MORA	Independent	From 01/01/2013 to 31/12/2013
NICOLAS BERGGRUEN	Representing Significant Shareholdings	From 01/01/2013 to 31/12/2013
MATÍAS-CORTÉS DOMÍNGUEZ	Other External	From 01/01/2013 to 16/04/2013
MARTIN FRANKLIN	Representing Significant Shareholdings	From 01/01/2013 to 18/12/2013
ARIANNA HUFFINGTON	Independent	From 01/01/2013 to 31/12/2013
JOSÉ LUIS LEAL MALDONADO	Independent	From 01/01/2013 to 31/12/2013
GREGORIO MARAÑON BERTRAN DE LIS	Independent	From 01/01/2013 to 31/12/2013
ALAIN MINC	Independent	From 01/01/2013 to 31/12/2013
AGNES NOGUERA BOREL	Representing Significant Shareholdings	From 01/01/2013 to 31/12/2013
BORJA JESÚS PEREZ ARAUNA	Representing Significant Shareholdings	From 01/01/2013 to 31/12/2013
CLAUDIO BOADA PALLERÉS	Independent	From 18/12/2013 to 31/12/2013

D.1 Please fill in the following tables with regard to the individual remuneration of each of the directors (including the remuneration for carrying out executive duties) accrued during the year.

a) Remuneration accrued at the company to which this report relates:

i) Cash remuneration (in thousands of €)

Name	Salary	Fixed remuneration	Expenses	Short-term variable remuneration	Long-term variable remuneration	Remuneration for belonging to Board committees	Compensation	Other components	Total 2013
HARRY SLOAN	0	43	10	0	0	0	0	0	53
ALAIN MINC	0	45	45	0	0	84			174
JUAN ARENA DE LA MORA	0	75	60	0	0	19	0	0	154
EMMANUEL ROMAN	0	45	42	0	0	10	0	0	97
ERNESTO ZEDILLO	0	45	40	0	0	19	0	0	104
GREGORIO MARAÑON BERTRAN DE LIS	0	67	68	0	0	94	0	1	230
AGNES NOGUERA BOREL	0	45	53	0	0	19	0	0	117
MATIAS CORTES DOMÍNGUEZ	0	15	0	0	0	0	0	0	15
NICOLAS BERGGRUEN	0	45	18	0	0	0	0	0	63
MANUEL POLANCO MORENO	191	0	0	0	0	0	0	3	194
CLAUDIO BOADA PALLARÉS	0	3	2	0	0	0	0	0	5
FERNANDO ABRIL-MARTORELL HERNÁNDEZ	667	0	0	268	0	0	0	15	950
JOSÉ LUIS LEAL MALDONADO	0	75	35	0	0	10	0	0	120
BORJA JESÚS PEREZ ARAUNA	0	45	42	0	0	10	0	0	97
JUAN LUIS CEBRIÁN ECHARRI	941	0	0	600	0	0	0	32	1,573
MARTIN FRANKLIN	0	43	40	0	0	82	0	0	165
ARIANNA HUFFINGTON	0	45	10	0	0	10	0	0	65

ii) Remuneration systems based on shares

HARRY SLOAN

Fixed Annual Remuneration (40%) for participating in the Board

Implement. date	Ownership of Options beginning of 2013 FY				Assigned Options during 2013 FY			
	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
27/11/2010	0	0	0.00	0	0	0	0.00	0

Conditions: 0

Shares delivered in the 2013 FY			Options Exercised in the 2013 FY				Options sold and not exercised	Operations at end of 2013 FY			
Nº of Shares	Price	Amount	Exercise Price (€)	Nº Options	Shares Affected	Gross Profit (M€)	Nº Options	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
96.807	0.00	29	0.00	0	0	0	0	0	0	0.00	0

Other requirements to exercise: 0

ALAIN MINC

Fixed Annual Remuneration (40%) for participating in the Board

Implement. Date	Ownership of Options beginning of 2013 FY				Assigned Options during 2013 FY			
	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
27/11/2010	0	0	0.00	0	0	0	0.00	0

Conditions: 0

Shares delivered in the 2013 FY			Options Exercised in the 2013 FY				Options sold and not exercised	Operations at end of 2013 FY			
Nº of Shares	Price	Amount	Exercise Price (€)	Nº Options	Shares Affected	Gross Profit (M€)	Nº Options	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
99.230	0.00	30	0.00	0	0	0	0	0	0	0.00	0

Other requirements to exercise: 0

EMMANUEL ROMAN

Fixed Annual Remuneration (40%) for participating in the Board

Implement. date	Ownership of Options beginning of 2013 FY				Assigned Options during 2013 FY			
	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
27/11/2010	0	0	0.00	0	0	0	0.00	0

Conditions: 0

Shares delivered in the 2013 FY			Options Exercised in the 2013 FY				Options sold and not exercised	Operations at end of 2013 FY			
Nº of Shares	Price	Amount	Exercise Price (€)	Nº Options	Shares Affected	Gross Profit (M€)	Nº Options	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
99.230	0.00	30	0.00	0	0	0	0	0	0	0.00	0

Other requirements to exercise: 0

ERNESTO ZEDILLO PONCE DE LEÓN

Fixed Annual Remuneration (40%) for participating in the Board

Implement. date	Ownership of Options beginning of 2013 FY				Assigned Options during 2013 FY			
	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
27/11/2010	0	0	0.00	0	0	0	0.00	0

Conditions: 0

Shares delivered in the 2013 FY			Options Exercised in the 2013 FY				Options sold and not exercised	Operations at end of 2013 FY			
Nº of Shares	Price	Amount	Exercise Price (€)	Nº Options	Shares Affected	Gross Profit (M€)	Nº Options	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
99.230	0.00	30	0.00	0	0	0	0	0	0	0.00	0

Other requirements to exercise: 0

GREGORIO MARAÑON BERTRAN DE LIS

Fixed Annual Remuneration (40%) for participating in the Board

Implement. date	Ownership of Options beginning of 2013 FY				Assigned Options during 2013 FY			
	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise

Implement. date	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
27/11/2010	0	0	0.00	0	0	0	0.00	0
Conditions: 0								

Shares delivered in the 2013 FY			Options Exercised in the 2013 FY				Options sold and not exercised	Operations at end of 2013 FY			
Nº of Shares	Price	Amount	Exercise Price (€)	Nº Options	Shares Affected	Gross Profit (M€)	Nº Options	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
87.177	0.00	30	0.00	0	0	0	0	0	0	0.00	0
Other requirements to exercise: 0											

AGNES NOGUERA BOREL
Fixed Annual Remuneration (40%) for participating in the Board

Implement. date	Ownership of Options beginning of 2013 FY				Assigned Options during 2013 FY			
	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
27/11/2010	0	0	0.00	0	0	0	0.00	0
Conditions: 0								

Shares delivered in the 2013 FY			Options Exercised in the 2013 FY				Options sold and not exercised	Operations at end of 2013 FY			
Nº of Shares	Price	Amount	Exercise Price (€)	Nº Options	Shares Affected	Gross Profit (M€)	Nº Options	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
87.177	0.00	30	0.00	0	0	0	0	0	0	0.00	0
Other requirements to exercise: 0											

MATIAS CORTÉS DOMÍNGUEZ
Fixed Annual Remuneration (40%) for participating in the Board

Implement. date	Ownership of Options beginning of 2013 FY				Assigned Options during 2013 FY			
	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
27/11/2010	0	0	0.00	0	0	0	0.00	0
Conditions: 0								

Shares delivered in the 2013 FY			Options Exercised in the 2013 FY				Options sold and not exercised	Operations at end of 2013 FY			
Nº of Shares	Price	Amount	Exercise Price (€)	Nº Options	Shares Affected	Gross Profit (M€)	Nº Options	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
27.408	0.00	8	0.00	0	0	0	0	0	0	0.00	0
Other requirements to exercise: 0											

NICOLAS BERGGRUEN
Fixed Annual Remuneration (40%) for participating in the Board

Implement. date	Ownership of Options beginning of 2013 FY				Assigned Options during 2013 FY			
	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
27/11/2010	0	0	0.00	0	0	0	0.00	0
Conditions: 0								

Shares delivered in the 2013 FY			Options Exercised in the 2013 FY				Options sold and not exercised	Operations at end of 2013 FY			
Nº of Shares	Price	Amount	Exercise Price (€)	Nº Options	Shares Affected	Gross Profit (M€)	Nº Options	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
99.230	0.00	30	0.00	0	0	0	0	0	0	0.00	0
Other requirements to exercise: 0											

FERNANDO ABRIL-MARTORELL HERNÁNDEZ
Variable Annual Remuneration in shares

Implement. date	Ownership of Options beginning of 2013 FY				Assigned Options during 2013 FY			
	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
25/03/2011	0	0	0.00	0	0	0	0.00	0
Conditions: 0								

Shares delivered in the 2013 FY	Options Exercised in the 2013 FY	Options sold and not exercised	Operations at end of 2013 FY

Nº of Shares	Price	Amount	Exercise Price (€)	Nº Options	Shares Affected	Gross Profit (M€)	Nº Options	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
1.041.250	0,35	671	0.00	0	0	0	0	0	0	0.00	0

Other requirements to exercise: 0

BORJA JESÚS PEREZ ARAUNA

Fixed Annual Remuneration (40%) for participating in the Board

Implement. date	Ownership of Options beginning of 2013 FY				Assigned Options during 2013 FY			
	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
27/11/2010	0	0	0.00	0	0	0	0.00	0

Conditions: 0

Shares delivered in the 2013 FY			Options Exercised in the 2013 FY				Options sold and not exercised	Operations at end of 2013 FY			
Nº of Shares	Price	Amount	Exercise Price (€)	Nº Options	Shares Affected	Gross Profit (M€)	Nº Options	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
87.177	0.00	30	0.00	0	0	0	0	0	0	0.00	0

Other requirements to exercise: 0

JUAN LUIS CEBRIAN ECHARRI

Variable Annual Remuneration in shares

Implement. date	Ownership of Options beginning of 2013 FY				Assigned Options during 2013 FY			
	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
15/10/2010	0	0	0.00	0	0	0	0.00	0

Conditions: 0

Shares delivered I'n the 2013 FY			Options Exercised in the 2013 FY				Options sold and not exercised	Operations at end of 2013 FY			
Nº of Shares	Price	Amount	Exercise Price (€)	Nº Options	Shares Affected	Gross Profit (M€)	Nº Options	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
1.621.265	0,35	569	0.00	0	0	0	0	0	0	0.00	0

Other requirements to exercise: 0

MARTIN FRANKLIN

Fixed Annual Remuneration (40%) for participating in the Board

Implement. Date	Ownership of Options beginning of 2013 FY				Assigned Options during 2013 FY			
	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
27/11/2010	0	0	0.00	0	0	0	0.00	0

Conditions: 0

Shares delivered in the 2013 FY			Options Exercised in the 2013 FY				Options sold and not exercised	Operations at end of 2013 FY			
Nº of Shares	Price	Amount	Exercise Price (€)	Nº Options	Shares Affected	Gross Profit (M€)	Nº Options	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
96,807	0.00	29	0.00	0	0	0	0	0	0	0.00	0

Other requirements to exercise: 0

ARIANNA HUFFINGTON

Fixed Annual Remuneration (40%) for participating in the Board

Implement. date	Ownership of Options beginning of 2013 FY				Assigned Options during 2013 FY			
	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
27/11/2010	0	0	0.00	0	0	0	0.00	0

Conditions: 0

Shares delivered in the 2013 FY			Options Exercised in the 2013 FY				Options sold and not exercised	Operations at end of 2013 FY			
Nº of Shares	Price	Amount	Exercise Price (€)	Nº Options	Shares Affected	Gross Profit (M€)	Nº Options	Nº Options	Shares Affected	Exercise Price (€)	Deadline for Exercise
99.230	0.00	30	0.00	0	0	0	0	0	0	0.00	0

Other requirements to exercise: 0

iii) Long-term savings systems

iv) Other benefits (in thousands of €)

GREGORIO MARAÑON Y BERTRÁN DE LIS		
Remuneration in the form of advances, loans granted		
Transaction interest rate	Essential characteristics of the transaction	Amounts eventually returned
0,00	None	None
Life assurance premiums	Security given by the company in favour of the directors	
Year 2013	Year 2013	
1	None	

MANUEL POLANCO MORENO		
Remuneration in the form of advances, loans granted		
Transaction interest rate	Essential characteristics of the transaction	Amounts eventually returned
0,00	None	None
Life assurance premiums	Security given by the company in favour of the directors	
Year 2013	Year 2013	
3	None	

FERNANDO ABRIL –MARTORELL HERNANDEZ		
Remuneration in the form of advances, loans granted		
Transaction interest rate	Essential characteristics of the transaction	Amounts eventually returned
0,00	None	None
Life assurance premiums	Security given by the company in favour of the directors	
Year 2013	Year 2013	
15	None	
JUAN LUIS CEBRIÁN ECHARRI		
Remuneration in the form of advances, loans granted		
Transaction interest rate	Essential characteristics of the transaction	Amounts eventually returned
0,00	Advance payment amounting to 50,000 euros. See section A.9 of this Report	On account of the variable compensation for 2013
Life assurance premiums	Security given by the company in favour of the directors	
Year 2013	Year 2013	
32	None	

b) Remuneration accrued by the directors of the company for belonging to the Boards of other group companies:

i) Cash remuneration (in thousands of €)

Name	Salary	Fixed remuneration	Expenses	Short-term variable remuneration	Long-term variable remuneration	Remuneration for belonging to Board committees	Compensation	Other components	Total 2013
MANUEL POLANCO MORENO	269	0	0	72	101	0	0	4	446
ARIANNA HUFFINGTON	0	49	0	0	0	0	0	0	49

ii) Share based remuneration systems

iii) Long-term savings systems

iv) Other benefits (in thousands of €)

MANUEL POLANCO MORENO		
Remuneration in the form of advances, loans granted		
Transaction interest rate	Essential characteristics of the transaction	Amounts eventually returned
0,00	None	None
Life assurance premiums	Security given by the company in favour of the directors	
Year 2013	Year 2013	
4	None	

c) Remuneration summary (in thousands of €):

The summary must include the amounts corresponding to all the remuneration concepts included in this report that have been earned by the director, in thousands of Euros.

In the case of long-term Savings Systems, it must include the contributions or endowments made to this type of system:

	Remuneration accrued at the Company				Remuneration earned at companies in the group				Totals	
Name	Total cash remuneration	Amount of the shares granted	Gross profit from the options exercised	Total year 2013 company	Total cash remuneration	Amount of the shares given	Gross profit from the options exercised	Total year 2013 group	Total year 2013	Contribution to the savings systems during the year
HARRY SLOAN	53	29	0	82	0	0	0	0	82	0
ALAIN MINC	174	30	0	204	0	0	0	0	204	0
JUAN ARENA DE LA MORA	154	0	0	154	0	0	0	0	154	0
EMMANUEL ROMAN	97	30	0	127	0	0	0	0	127	0
ERNESTO ZEDILLO PONCE DE LEÓN	104	30	0	134	0	0	0	0	134	0
GREGORIO MARAÑON BERTRAN DE LIS	230	30	0	260	0	0	0	0	260	0
AGNES NOGUERA BOREL	117	30	0	147	0	0	0	0	147	0
MATIAS CORTÉS DOMÍNGUEZ	15	8	0	23	0	0	0	0	23	0
NICOLAS BERGGRUEN	63	30	0	93	0	0	0	0	93	0
MANUEL POLANCO MORENO	194	0	0	194	446	0	0	446	640	0
CLAUDIO BOADA PALLERÉS	5	0	0	5	0	0	0	0	5	0
FERNANDO ABRIL-MARTORELL HERNÁNDEZ	950	671	0	1.621	0	0	0	0	1.621	0
JOSÉ LUIS LEAL MALDONADO	120	0	0	120	0	0	0	0	120	0
BORJA JESÚS PÉREZ	97	30	0	127	0	0	0	0	127	0

ARAUNA											
JUAN LUIS CEBRIAN ECHARRI	1.573	569	0	2.142	0	0	0	0	2.142	0	
MARTIN FRANKLIN	165	29	0	194	0	0	0	0	194	0	
ARIANNA HUFFINGTON	65	30	0	95	49	0	0	49	144	0	
TOTAL	4.176	1.546	0	5.722	495	0	0	495	6.217	0	

D.2 Report on the relationship between the remuneration received by the directors and the company's results or other measures of performance, explaining, where applicable, how the variations in the company's performance may have affected the variation in the directors' remuneration.

The Company has been amending its variable remuneration policy every year to adapt it to its results. A reduction in the levels of variable remuneration earned has been achieved from fiscal 2011 to the present time.

i The remuneration earned by the President of the Board of Directors and the Delegated Commission, Mr. Juan Luis Cebrián Echarri for achieving the 2013 targets was 1,168,415 euros.

In 2012, Mr. Juan Luis Cebrián voluntarily agreed with the Company, bearing in mind the general economic circumstances, that the fiscal 2012 remuneration was exclusively the fixed remuneration stipulated in his contract, with no assignment of any type of variable compensation.

In 2011, he earned a bonus of 3,312,061 euros. Part was paid in cash and the other part in shares. Mr. Juan Luis Cebrián waived 7% of the number of shares (126,533) and the resulting amount in order to pay this tax free remuneration.

ii. The remuneration earned by Mr. Fernando Abril-Martorell Hernández for achieving the 2013 targets was 939,465 euros.

In 2012, Mr. Fernando Abril-Martorell Hernández voluntarily agreed with the Company, bearing in mind the general economic circumstances, that the fiscal 2012 remuneration was exclusively the fixed remuneration stipulated in his contract, with no assignment of any type of variable compensation.

In 2011, he earned a bonus of 2,606,100 euros. Part was paid in cash and the other part in shares.

iii. The remuneration earned by Mr. Manuel Polanco Moreno for achieving the 2013 targets was 7,957 euros and the proportional part of the first LTIP cycle (2011-2013) for an aggregate amount of 304,358 euros.

In 2012, Mr. Manuel Polanco Moreno voluntarily agreed with the Company, bearing in mind the general economic circumstances, that the fiscal 2012 remuneration was exclusively the fixed remuneration stipulated in his contract, with no assignment of any type of variable compensation, including the second LTIP cycle, 2012-2014.

In 2011, he earned a cash bonus of 274,692 euros.

D.3 Report on the outcome of the general meeting's consultative vote on the previous year's annual report on remuneration, stating, if applicable, the number of negative votes cast:

	Number	% of the total
Votes cast	291,274,602	100.00%

	Number	% of the total
Negative votes	891,150	0.30%
Votes in favour	286,022,864	98.19%
Abstained	4,360,588	1.49%

E OTHER INFORMATION OF INTEREST

If there are any other relevant aspects regarding the directors' remuneration that could not be included in the other sections of this report, but whose inclusion is necessary in order to provide a more comprehensive and reasoned report of the company's remuneration structure and practices in relation to its directors, please provide brief details here.

-To the effects of point A.8, the following service rendering during fiscal 2013 is hereby placed on record in relation to Mr. Matías Cortés Dominguez (who retired as a PRISA director in April 2013):

Legal advisory service and attorney management in various procedures of different kinds (contentious-administrative – i.e., appeal against administrative decisions – civil, commercial and arbitration) and legal-consultative advisory services in several matters, for PRISA TELEVISION,S.A.U (now PRISA), AUDIOVISUAL SPORT, S.L. and DTS DISTRIBUIDORA DE TELEVISION DIGITAL, S.A. on the part of Cortés Abogados through Tescor Profesionales Asociados, S.L.P. for an amount of respectively 101, 505 and 2,021 thousand euros.

-To the effects of point A.9 is noted that the advance in the amount of 50,000 € received by Juan Luis Cebrián is on account of his variable remuneration amounting to 600,000 €.

-In connection with point C.1 of this report, it is hereby placed on record that, in addition, fiscal 2013 accounts give the temporary attribution (annual) of the cost corresponding to 220,242 PRISA shares, with a reference value of 2.17 euros/share, which were delivered to the Company's President in 2011. As detailed in the Remuneration Policy for 2013, by virtue of the contract signed by the Company's President with the Company, in the framework of the company restructuring and recapitalising operation, the director agreed to undertake his remaining for three years. The President received 660,728 shares with a reference value of 2.17 euros/share, for his commitment to remain in the post during a period of three years. The value of these shares is included in the Company accounts as remuneration earned by third parties during fiscal 2011, 2012 and 2013.

-The following is hereby placed on record in connection with point D:

i) Appointments and Resignations during fiscal 2013: Mr. Matías Cortés Dominguez tendered his resignation as a PRISA director in April 2013. Likewise, Mr. Martin Franklin and Mr. Harry Sloan presented their resignations as PRISA directors in December 2013.

Mr. Claudio Boada Pallarés was appointed a PRISA director by a decision of the Board meeting held on 18 December 2013.

ii) Effects of the Take-over of PRISA TV by PRISA: PRISA's Ordinary Meeting of Shareholders held on 22 June 2013 approved the take-over of Prisa Televisión,S.A.U. (PRISA TV) by Promotora de Informaciones,S.A. (PRISA) whilst agreeing that PRISA TV operations would be considered as performed to accounting effects for the account of PRISA, as from 1 January 2013 (inclusive).

Mr. Polanco's wages for the period between 1 January 2013 and 31 May 2013 were paid by PRISA TV and, account wise, have been attributed to PRISA. The wages earned by Mr.Polanco between 1 June 2013 and 31 December 2013 were paid by DTS.

Likewise, payments received by the director, Mr. Gregorio Marañón for belonging to the PRISA TV Board of Directors were attributed account wise to PRISA.

- In relation to the information contained in table ii of point D.1.a) of this report (Share based remuneration systems), the following is placed on record:

i) Although non executive Directors' remuneration includes a fixed amount by means of the delivery of shares whose gross amount is the same for all Directors, the number of shares assigned is different because it depends on withholding percentages applicable to each one of them;

ii) Shares earned in fiscal 2013 were calculated within "shares delivered during fiscal 2013" although they had not been completely delivered at 31 December 2013.

iii) The price of the "shares delivered during fiscal 2013" to non executive directors is not a single price. There are four prices for each quarter of fiscal 2013 (€0.24, €0.19, €0.25 and €0.35).

iv) The 1,621,265 shares earned in 2013 by Mr. Juan Luis Cebrián as part of his variable remuneration, will be delivered in 2016.

In order to count the number of shares earned by the Managing Director, Mr. Fernando Abril-Martorell, an assessment was made of his annual target achieving, which determined a gross figure of 671 thousand euros of variable annual in-kind remuneration . The shares are delivered tax free and, therefore, the difference between the gross amount and the

amount to be delivered in shares correspond to the on-account income which will be applied when the shares are delivered.

In connection with the information contained in table iv of points D.1.a) and D.1.b) of this report (Other Benefits), it is hereby placed on record that the figures shown in the column called "Life Insurance Premiums" include not only the premiums paid in this respect but also those for the Health and Accident Policy since there is no specific section in this report for them to be declared.

This annual report on remuneration was approved by the company's Board of Directors at its meeting of February 24rd, 2014

Please indicate whether any directors voted against the approval of this Report or abstained from voting.

Yes ☐ No x